Exhibit (a)(5)(L)

PACKAGING CORPORATION OF AMERICA ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR BOISE INC.

LAKE FOREST, IL, October 25, 2013—Packaging Corporation of America (NYSE:PKG) today announced the completion of its tender offer to purchase all outstanding shares of common stock of Boise Inc. (NYSE:BZ) for $12.55 per share in cash. The tender offer expired on Thursday, October 24, 2013 at 12:00 midnight ET.

The depositary for the tender offer has advised PCA that as of the expiration of the tender offer, approximately 67,417,789 shares have been validly tendered and not properly withdrawn in the tender offer (including 6,529,831 shares delivered through notices of guaranteed delivery), representing approximately 66.8 percent of Boise’s outstanding shares. Accordingly, the minimum tender condition for PCA’s pending acquisition of Boise has been satisfied. As a result, PCA accepted for payment in accordance with the terms of the tender offer all shares of Boise common stock that were validly tendered and not withdrawn prior to expiration of the tender offer (including all shares delivered through notices of guaranteed delivery), and payment for such shares will be made promptly. PCA expects to complete the acquisition of Boise later today through a merger effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware.

About PCA

PCA is the fourth largest producer of containerboard and corrugated packaging products in the United States with sales of $2.8 billion in 2012. PCA operates four paper mills and 71 corrugated products plants in 26 states across the country.

This news release contains forward-looking statements that are based on PCA’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the merger. Forward-looking statements involve significant risks and uncertainties, including whether the merger can be completed in a timely manner and whether the anticipated benefits of the acquisition of Boise can be achieved and those more fully described in the Securities and Exchange Commission (SEC) reports filed by PCA, including PCA’s most recent annual report on Form 10-K and any subsequent periodic reports on Form 10-Q and Form 8-K. Please refer to PCA’s most recent Forms 10-K, 10-Q and 8-K for additional information on the uncertainties and risk factors related to PCA’s business. Unless otherwise noted, PCA is providing this information as of Oct. 25, 2013, and expressly disclaims any duty to update information contained in this news release.

Packaging Corporation of America

Barbara Sessions

INVESTOR RELATIONS: (877) 454-2509

PCA’s Website: www.packagingcorp.com